                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     FORM 12B-25


                                            Commission File Number _____________

                             NOTIFICATION OF LATE FILING

    (Check One):   /X/ Form 10-K  / / Form 11-K  / / Form 20-F  / / Form 10-Q
/ / Form N-SAR
    For Period Ended:           September 30, 1996
                       ---------------------------------------------------------
/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K
    For the Transition Period Ended:
                                     -------------------------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------


                                        PART I
                                REGISTRANT INFORMATION

Full name of registrant     Franklin Ophthalmic Instruments Co., Inc.
                        --------------------------------------------------------
Former name if applicable
                                    Not Applicable
--------------------------------------------------------------------------------
Address of principal executive office (STREET AND NUMBER)
                                1265 Naperville Drive
--------------------------------------------------------------------------------
City, state and zip code       Romeoville, Illinois  60446
                         -------------------------------------------------------


                                       PART II
                               RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                       PART III
                                      NARRATIVE

    In the time preceding and through December 31, 1996, the Company has been engaged in a private placement offering. The Company had agreements with its primary bank lender and certain of its vendors which were contingent upon an initial closing of the offering, which occurred on November 25, 1996, and which had a material affect on the Company's capitalization and other information required in the report on Form 10-KSB for the fiscal year ended September 30, 1996. The Company was unable, without unreasonable effort or expense, to prepare and file such report given the resulting changes to its capital structure.


                                       PART IV
                                  OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

         Brian M. Carroll              800               831-1194
--------------------------------------------------------------------------------
         (NAME)                        (AREA CODE)         (TELEPHONE NUMBER)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify reports(s)?
                                                         /X/ Yes         / / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        / / Yes         /X/ No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Franklin Ophthalmic Instruments Co., Inc.
--------------------------------------------------------------------------------
                     (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 30, 1996          By:     /s/   Brian M. Carroll
                                       -----------------------------------
                                       Brian M. Carroll, Vice President and
                                       Chief Financial Officer


    INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.